UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. August 27, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) ) informs that on August 29, 2013 it held its second quarter 2013 earnings conference call. The following items were discussed by executive management as part of the conference call:

On Tuesday evening, we posted our results for the first six months of 2013. Earnings for this period reached $259.2 million, a decrease from $342.2 million reported for the same period last year. Revenues totaled US$1,189.9 million, a decrease of 1.9% compared to US$1,213.0 million reported during the first half of last year.

As you know, our results came in lower for the first half of 2013 than for the first half of 2012. Generally speaking, fertilizer prices declined and volumes in our chemical business lines decreased when compared to last year. We were partially able to offset lower fertilizer prices with increased volumes. In respect to our chemical business lines, iodine prices were relatively stable, and we enjoyed higher lithium prices when compared to the same period last year.

Following the recent news in the potassium market from Uralkali, which could impact world fertilizer prices, we remain optimistic about the world demand, and expect it to increase in 2013 over 2012. Additionally, we still expect our sales volumes to be about 15-20% higher than sales volumes seen in 2012.

SPN volumes were higher during the first half of the year, up 13% compared to the first half of last year. Prices were lower, when compared to the same period of 2012. Although there is no significant direct competition between the potassium nitrate and the potassium chloride markets, therefore lower prices of potash we expect will have a moderate, if any, impact in the price scenarios in the potassium nitrate markets this year. We expect sales volumes in our SPN business line for the second half of 2013 to be higher than the ones reported during the second half of last year, and we believe sales volumes will be about 50,000 tons higher in 2014 compared to 2013.

With regards to the iodine business, I would like to say that market demand remains strong, and we expect to see growth in 2013 when compared to last year. However, SQM sales volumes in the first half of 2013 were lower than expected. These volume decreases resulted from a higher than expected increase in supply coming from Chilean competitors. Most of these Chilean competitors are not publically traded, and we cannot speculate about their future sales volumes. As always, we will continue to review our business strategy and keep our options open, focused in maximizing shareholder value.

Regarding lithium, sales volumes were lower than expected as a result of a higher than predicted increase in supply, mainly from competitors in China. We expect sales volumes for 2013 to decrease around 10-15% compared to last year. As is the case in all our major businesses, we see growth in the world lithium market, expecting market growth between 5-10% this year compared to last year. We have also seen prices for lithium carbonate and the average prices for the lithium business line increase, and anticipate that this trend will continue during the remainder of 2013.

In industrial chemicals, we saw increased volumes during the first half of 2013 compared to 2012. This is mostly related to solar salt sales during the first half of this year. We sold around 70,000 metric tons, and this is in line with our previous guidance for 2013. As anticipated, solar salt sales for second half of 2013 will be negligible, resulting from delays in thermal energy-storage projects. We remain confident in the long-term prospects in the solar salt market, but are not certain as to when we should expect a return to previous levels, but are hopeful that we will see a return of demand in this market starting in 2015.

Costs for the company were higher during the first half of 2013 when compared to the first half of 2012. The main drivers of these cost increases were related to the exchange rate and increased labor costs. Most of these cost increases were realized during the second half of 2012, and since then costs have been relatively stable. We are working in diminishing our costs, and are confident we will be successful in this task in a timely manner. We will continue to focus on our unique commercial flexibility and operational synergies to ensure that costs remain low and that we are maximizing our competitive advantages.

Finally, our capital expenditure estimate for 2013 is US$400 million, down from previous estimates of US$500 million. This reduction in our estimate is related to a reduction in our capital expenditures related to maintenance. SQM is finalizing its capital expenditures for 2014, but it is anticipated that the amount will be significantly lower than the final amounts to be seen in 2013. We remain on target with our plans to increase potassium chloride production to 2.3 million tons over the next eighteen months. We also will keep our plans to expand iodine and lithium in the pipeline, and will move forward with them after careful review of market conditions and approval from the Board.

Apart from capital expenditures and opportunities related to expansions, we have also signed various agreements with different companies who are engaging in exploration within our mining assets in the north of Chile. Many of these agreements encompass a portion of northern Chile’s Iron-oxide-copper-gold belt, and could offer some diverse value in the future.

As mentioned before, we remain positive that market growth in most of our major business lines – Potassium, Potassium nitrate, lithium and iodine – will see increased demand in 2013 when compared to 2012. We will maintain our long-term management approach in all of our business lines, and remain focused on maximizing margins and shareholder value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 29, 2013
	By:	Ricardo Ramos R
(Signature) *

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.